UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DRIVER-HARRIS

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

262093206

(Cusip Number)

G. Thomas Stromberg
Heller Ehrman White & McAuliffe LLP
601 South Figueroa Street, 40th Floor
Los Angeles, CA 90017-5758
(213) 689-0200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 262093206			Page 2 of 6 Pages

1.	Name of Reporting Person: DRH Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 60,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 60,400

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%%

14.	Type of Reporting Person (See Instructions): OO; Limited Liability Company

SCHEDULE 13D

CUSIP No. 262093206			Page 3 of 6 Pages

1.	Name of Reporting Person: DRH Equity Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 85,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 85,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): OO; Limited Liability Company

SCHEDULE 13D

CUSIP No. 262093206	Page 4 of 6 Pages

Explanatory Note:

This Amendment No. 1 to Schedule 13 D (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons on February 24, 2003 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 without definition shall have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

     Since the filing of the Schedule 13D, representatives of the Reporting Persons have met with and/or conversed by telephone with the Company and the Company’s investment banking advisors to discuss matters relating to the Reporting Persons’ investment in the Company, including preliminary discussions about a possible restructuring of the Company’s indebtedness due under the Note. To date, the parties have not been able to reach agreement; however, the Reporting Persons intend to continue discussions with the Company. There can be no assurance that the parties will be able to reach agreement or that the discussions will continue.

     On April 30, 2003, DRH filed suit against the Company in Superior Court of the State of California, County of Los Angeles for breach of the Note and money had and received. DRH seeks (i) payment of $1,484,150 plus interest from February 10, 2003, (ii) not less than 30,400 shares of Common Stock of the Company, (iii) penalties, costs and expenses associated with registering the Company shares, (iv) fees and costs incurred pursuant to the Note and other agreements, and (v) such other and further relief as the Court may deem just and proper.

Item 7.	Material to be filed as Exhibits.

	Exhibit A	Joint Filing Agreement*

*	Previously filed.

SCHEDULE 13D

CUSIP No. 262093206	Page 5 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Report on Schedule 13D is true, complete and correct.

Dated:	May 1, 2003	DRH INVESTMENTS, LLC

By: /s/ Randolph C. Read Name: Randolph C. Read Title: Manager

DRH EQUITY INVESTMENTS, LLC

By: /s/ Randolph C. Read Name: Randolph C. Read Title: Manager

SCHEDULE 13D

CUSIP No. 262093206	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement*

*	Previously filed.